Exhibit 99.26

CANNTRUST™ REPORTS RECORD REVENUE AND PATIENT GROWTH FOR THE CURRENT QUARTER

Vaughan, ON / October 17, 2017 – CannTrust Holdings Inc. (“CannTrust” or the “Company” | CSE: TRST), a licensed producer of medical cannabis under the Health Canada Access to Cannabis for Medical Purposes Regulation (“ACMPR”) program, today announced preliminary Revenue and Patient Growth for the nine months ending September 30, 2017. All amounts expressed are in Canadian dollars unless otherwise noted.

Preliminary Revenues for the three and nine month periods ended September 30, 2017 were $6,140,224 and $13,714,847 respectively compared to $786,915 and $2,286,095 in the comparable 2016 periods.

2017 Third Quarter Highlights

•	Record Preliminary Quarterly Revenues of $6.1M, a 680% increase from the comparable prior year period and a 35% increase from the $4.5M in revenues in the immediately preceding quarter ended June 30, 2017
•	Current sales exceeding $2.1 million per month
•	Active patients increased to more than 31,000 compared to 4,700 in the comparable prior year period and 20,000 in the immediately preceding quarter ended June 30, 2017
•	Cannabis extracts increased to 61% of cannabis sales

The Company notes that these unaudited estimated results for the Company are based on management's initial review of operations for the quarter ended September 30, 2017. They are subject to adjustments in conjunction with the completion of the Company's customary closing procedures. Consequently, final results may differ from these preliminary estimates and any changes could be material. The Company expects to release the final September 30, 2017 financial results in late November 2017.

Developments subsequent to the Quarter

•	Received our Health Canada Cultivation Licence under the ACMPR for our recently completed 250,000 square foot Phase 1 redevelopment of our 430,000 square foot Niagara Greenhouse Facility. Phase 1 was completed both on budget and on time
•	First harvest from the Niagara Greenhouse Facility expected in November, with full utilization from Phase 1 projected in December 2017
•	The planned Phase 2 expansion at the Niagara Facility is anticipated to be completed and in cultivation towards the middle of 2018. Phase 1 and 2 should conservatively provide the Company with an additional 40,000 kilograms of annual growing capacity
•	Increased active patients to over 32,500

Management Overview

“During the period we continued to experience dynamic growth in all areas of the Company as we execute our business plan aimed at being a market leader and innovator in the development of products and services to better serve our patients and physicians” said Eric Paul CEO.

“Our standardized, best practises, pesticide-free products and our physician education programs continue to position us as one of the premier providers resulting in exceptional new patient growth.”

“The pending legislation to legalize the adult consumer recreational use of cannabis provides a further major opportunity for the Company. With the completion of all phases of our Niagara expansion we plan to have in excess of 1,000,000 square feet of production capacity. This will give us the ability to acquire a substantial share of the increased demand arising from this new market.”

Paul continued “Our recent listing on the CSE provides the Company with the exposure, platform and access to capital markets required to effectively compete and participate in the dynamic growth of our industry.”

About CannTrust™

Since its inception in 2014, CannTrust has led the Canadian market in producing pharmaceutically standardized product.

As a federally regulated licensed producer, CannTrust™ brings more than 40 years of pharmacy and healthcare experience to the medical cannabis industry. CannTrust currently operates a 50,000 square foot state-of-the-art hydroponic facility in Vaughan, Ontario and is set to begin production at Phase 1 of its 430,000 square foot cultivation facility in the Niagara region.

CannTrust™ is committed to research and innovation, as well as contributing to the growing body of evidence-based research regarding the use and efficacy of cannabis. Our product development teams along with our exclusive global pharma partner, Apotex Inc., are diligently innovating and developing products that will make it easier for patients to use medical cannabis. We support ongoing patient education about medical cannabis and have launched a compassionate use program to support patients with financial needs.

Forward Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation which are based upon CannTrust's current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as "expect", "likely", "may", "will", "should", "intend", "anticipate", "potential", "proposed", "estimate" and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions "may", "would" or "will" happen, or by discussions of strategy.

Forward-looking information include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust's Final Long Form Prospectus dated August 11, 2017 and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in CannTrust's Final Long Form Prospectus could cause actual events or results to differ materially from those described in any forward-looking information.

The CSE does not accept responsibility for the adequacy or accuracy of this release.

Copyright © 2017 CannTrust Holdings Inc.

SOURCE CannTrust Holdings Inc.

For further information: CannTrust Holdings Inc., Ivy Fung, Investor@canntrust.ca, www.canntrust.ca/investor-relations, 1-833-688-TRST (8778)

RELATED LINKS

www.canntrust.ca